 Exhibit 99

IDACORP

1221 W. Idaho Street
Boise, ID   83702

May 8, 2008

FOR IMMEDIATE RELEASE

Lawrence F. Spencer, Director of Investor Relations
Phone:  (208) 388-2664
lspencer@idacorpinc.com

IDACORP Announces First Quarter 2008 Results

BOISE - IDACORP, Inc. (NYSE:IDA) reported first quarter net income of $21.7 million, or 48 cents per share, compared to $24.6 million or 56 cents per share in 2007.

"Our hydroelectric production levels during the quarter were lower than last year and below average for the period," said IDACORP President and Chief Executive Officer J. LaMont Keen. "Higher power supply costs, reduced earnings at Bridger Coal Company, and greater interest charges contributed to the decline in earnings.  Increases in revenues due to colder weather over the first three months and higher retail rates during March partially offset the earnings decline."

Settlement of the company's 2007 Idaho general rate case increased rates an average of 5.2 percent effective March 1. Keen noted this increase is expected to enhance earnings over the balance of the year.

Analysis of Earnings per Diluted Share

The following table summarizes diluted earnings (losses) per share from each business:

	Three months ended
	March 31,
	2008	2007
Earnings (Losses) From:
Idaho Power	$0.47	$0.53
IDACORP Financial Services	0.02	0.04
Ida-West Energy	0.00	0.00
Holding Company	(0.01)	(0.01)

Earnings Per Diluted Share	$0.48	$0.56

First Quarter 2008 Performance Summary

A summary of IDACORP's net income and earnings per diluted share for the first quarter of the last two years is as follows:

	Three months ended
	March 31,
	2008	2007

Net income ($000's)	$21,716	$24,647
Average outstanding shares - diluted (000s)	45,004	43,820
Earnings per diluted share	$0.48	$0.56

The key factors affecting the change in IDACORP's net income for the first quarter of 2008 include (amounts shown are net of income taxes):

•         IPC's net income was $21.3 million in the first quarter of 2008, a decrease of $2 million as compared to the first quarter of 2007.  The key factors affecting the change in IPC's net income include:

•         Increased retail sales contributed $5.9 million to general business revenue for the quarter.  IPC's service territory had 15 percent more heating degree days as compared to the same period in 2007 and four percent more heating degree days than normal.  IPC continues to experience customer growth, with the average number of general business customers increasing 9,166 compared to the first quarter of 2007, an increase of two percent.

•         Rate increases added $12.4 million to general business revenue for the quarter as compared to the same period last year.  A PCA increase on June 1, 2007 increased rates by an average of 14.5 percent, or $11.8 million.  In addition, a general rate increase of 5.2 percent became effective March 1, 2008, and increased general business revenue $0.6 million.

•         Increased net power supply costs (fuel and purchased power less off-system sales), net of the current PCA deferral decreased earnings by $17.7 million (including the effects of the LGAR described below) for the quarter as compared to the same period last year.  During the first quarter of 2008, IPC experienced poor hydroelectric generating conditions that have carried over from 2007.  IPC's hydroelectric generation decreased to 46 percent of total system generation for the quarter as compared to 51 percent in 2007.

•         The Load Growth Adjustment Rate (LGAR) mechanism, a component of the PCA, reduced earnings by $3.2 million.  Most of the impact came in January and February as base loads and the rate were reset in March in connection with the general rate case.

•         Bridger Coal Company's results in the first quarter were $1.6 million below last year, primarily due to difficulties with its underground longwall mining operations in January and February 2008.

•         Increased interest charges, primarily due to increases in long-term debt balances and variable interest rates, reduced earnings $1.7 million.

•         IFS earnings decreased $1.1 million for the quarter.  The reduction is primarily due to lower tax benefits from aging investments and lower earnings on variable rate instruments.

2008 Outlook

The Northwest River Forecast Center (NWRFC) currently projects 4.9 million acre-feet (maf) of water will flow into Brownlee Reservoir during the April through July period. The NWRFC's 30-year average measured inflow into Brownlee is 6.3 maf during the period. In 2007, April-July inflows were 2.8 maf.

The outlook for key operating and financial metrics is:

2008 Estimates
Key Operating & Financial Metrics [1]	Current	Previous
Idaho Power Operation &
Maintenance Expense (Millions)	No change	$285-$295
Idaho Power Capital Expenditures
(Millions) [2]	$270-$290	$280-$300
Idaho Power Hydroelectric
Generation (Million MWh) [3]	6.0-8.0	7.0-9.0
Non-regulated Subsidiary Earnings
Per Share [4]	No change	$0.05-$0.10
Effective Tax Rates:
Idaho Power	No change	32%-36%
Consolidated - IDACORP	No change	20%-24%

(1)     Key operating and financial metrics will be updated quarterly.

(2)     The decrease in capital expenditures is due to the impact of the estimated decline in new customer connections and the deferral of certain capital expenditures.

(3)     The decrease in the range is attributable to a change in the level of actual versus forecasted precipitation during the spring period.  For the first four months of 2008 actual precipitation has been less than 50% of normal.

(4)     Estimates include contributions from Ida-West Energy and IDACORP Financial netted against holding company expenses.

Web Cast / Conference Call

The company will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast.  Details of the conference call logistics are posted on the company's Web site (http://www.idacorpinc.com).  A replay of the conference call will be available on the company's Web site for a period of 12 months.

Background Information / Safe Harbor Statement

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, a holder of affordable housing projects and other real estate investments; and Ida-West Energy, an operator of small hydroelectric generation projects that satisfy the requirements of the Public Utility Regulatory Policies Act of 1978.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are "forward-looking statements" within the meaning of federal securities laws.  Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.  Factors that could cause actual results to differ materially from the forward-looking statements include:  changes in and compliance with governmental policies, including new interpretations of existing policies, and regulatory actions and regulatory audits, including those of the Federal Energy Regulatory Commission, the North American Electric Reliability Corporation, the Western Electricity Coordinating Council, the Idaho Public Utilities Commission, and the Oregon Public Utility Commission with respect to allowed rates of return, industry and rate structure, day-to-day business operations, acquisition and disposal of assets and facilities, operation and construction of plant facilities, provision of transmission services, relicensing of hydroelectric projects, recovery of power supply costs, recovery of capital investments, present or prospective wholesale and retail competition, including but not limited to retail wheeling and transmission costs, and other refund proceedings; changes arising from the Energy Policy Act of 2005; changes in tax laws or related regulations or new interpretations of applicable law by the Internal Revenue Service or other taxing jurisdiction; litigation and regulatory proceedings, including those resulting from the energy situation in the western United States, and penalties and settlements that influence business and profitability; changes in and compliance with laws, regulations, and policies including changes in law and compliance with environmental, natural resources, endangered species and safety laws, regulations and policies and the adoption of laws and regulations addressing greenhouse gas emissions or global climate change; global climate change and weather variations affecting customer demand and hydroelectric generation; over-appropriation of surface and groundwater in the Snake River Basin resulting in reduced generation at hydroelectric facilities; construction of power generation, transmission and distribution facilities, including an inability to obtain required governmental permits and approvals, rights-of-way and siting, and risks related to contracting, construction and start-up; operation of power generating facilities including performance below expected levels, breakdown or failure of equipment, availability of transmission and fuel supply; changes in operating expenses and capital expenditures, including costs and availability of materials, fuel and commodities; blackouts or other disruptions of Idaho Power Company's transmission system or the western interconnected transmission system; impacts from the formation of a regional transmission organization or the development of another transmission group; population growth rates and other demographic patterns; market prices and demand for energy, including structural market changes; fluctuations in sources and uses of cash; results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by factors such as credit ratings and general economic conditions; actions by credit rating agencies, including changes in rating criteria and new interpretations of existing criteria; changes in interest rates or rates of inflation; performance of the stock market and changes in interest rates, which affect the amount of required contributions to pension plans, and the reported costs of providing pension and other postretirement benefits; increases in health care costs and the resulting effect on medical benefits paid for employees; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; homeland security, acts of war or terrorism; natural disasters and other natural risks, such as earthquake, flood, drought, lightning, wind and fire; adoption of or changes in critical accounting policies or estimates; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements.  Any such forward-looking statements should be considered in light of such factors and others noted in the companies' Annual Report on Form 10-K for the year ended December 31, 2007 and other reports on file with the Securities and Exchange Commission.  Any forward-looking statement speaks only as of the date on which such statement is made.  New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

IDACORP, Inc.
Condensed Consolidated Statements of Income
For Periods Ended March 31, 2008 and 2007
Summary Financial Information
(unaudited)
(Thousands of Dollars, except per share amounts)

Three Months Ended
3/31/08	3/31/07
Operating Revenues:
Electric Utility:
General business	$167,313	$137,251
Off-system sales	33,363	57,838
Other revenues	12,120	10,839
Total electric utility revenues	212,796	205,928
Other	644	783
Total Operating Revenues	213,440	206,711

Operating Expenses:
Electric Utility:
Purchased power	45,299	50,817
Fuel expense	37,237	30,913
Power cost adjustment	(17,744)	(21,536)
Other operations & maintenance	68,927	67,827
Demand-side management	3,364	2,115
Depreciation	25,750	25,290
Taxes other than income taxes	4,803	4,918
Total electric utility expenses	167,636	160,344
Other	1,048	2,588
Total Operating Expenses	168,684	162,932

Operating Income (Loss):
Electric Utility	45,160	45,584
Other	(404)	(1,805)
Total Operating Income	44,756	43,779

Other Income	4,417	5,389

Losses of Unconsolidated
Equity-Method Investments	(4,036)	(1,326)

Other Expenses	365	3,212

Interest Expense:
Interest on long-term debt.	16,876	13,548
Other interest	596	1,604
Total Interest expense	17,472	15,152
Income Before Income Taxes	27,300	29,478
Income Tax Expense	5,584	4,898
Income from Continuing Operations	21,716	24,580
Income from Discontinued
Operations (net of tax)	-	67
Net Income	$21,716	$24,647
Weighted Average Common Shares
Outstanding-Basic (000's)	44,847	43,687
Weighted Average Common Shares
Outstanding-Diluted (000's)	45,004	43,820
Earnings per Share of Common Stock (basic & diluted):
Earnings per Share from Continuing Operations	$0.48	$0.56
Earnings per Share from Discontinued Operations	0.00	0.00
Diluted Earnings per Share of Common Stock	$0.48	$0.56
Dividends Paid per Share of Common Stock	$0.30	$0.30

IDACORP, Inc.
Condensed Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2008 and 2007
Summary Financial Information
(unaudited)
(Thousands of Dollars)

	Three Months Ended
	3/31/08	3/31/07

Operating Activities
Net Income	$21,716	$24,647
Adjustments to reconcile net income to
net cash provided by operating activities:	30,777	30,287
Depreciation and amortization	12,617	7,580
Deferred income taxes and investment tax credits	(20,466)	(19,002)
Changes in regulatory assets and liabilities	931	(1,566)
Undistributed (earnings) losses of subsidiaries	-	(1,604)
Gain on sales of assets	120	2,515
Other non-cash adjustments to net income
Change in:
Accounts receivable and prepayments	1,811	602
Accounts payable and other accrued liabilities	(29,869)	(46,132)
Taxes accrued	(5,843)	593
Other	9,123	23,101

Net cash provided by operating activities	20,917	21,021

Investing Activities
Additions to property, plant and equipment	(52,863)	(49,601)
Proceeds from the sale of IDACOMM	-	7,283
Investments in affordable housing	(8,487)	300
Investments in unconsolidated affiliates	(5,000)	(350)
Purchase of available-for-sale securities	-	(24,349)
Proceeds from the sale of available-for-sale securities	-	25,296
Purchase of held-to-maturity securities	-	(400)
Maturity of held-to-maturity securities	1,780	530
Other assets	(531)	481

Net cash used in investing activities	(65,101)	(40,810)

Financing Activities
Retirement of long-term debt	(1,779)	(2,696)
Dividends on common stock	(13,475)	(13,131)
Net change in short-term borrowings	57,063	27,427
Issuance of common stock	2,213	2,234
Acquisition of treasury stock	(269)	(338)
Other	(131)	(38)

Net cash provided by financing activities	43,622	13,458

Net decrease in cash and cash equivalents	(562)	(6,331)

Cash and cash equivalents at beginning of period	7,966	9,892

Cash and cash equivalents at end of period	$7,404	$3,561

IDACORP, Inc.
Condensed Consolidated Balance Sheets
As of March 31, 2008 and December 31, 2007
Summary Financial Information
(unaudited)
(Thousands of Dollars)

	3/31/08	12/31/07
Assets
Cash and cash equivalents	$7,404	$7,966
Receivables, net of allowance	118,521	118,695
Employee notes	2,171	2,128
Other current assets	135,818	137,918
Total current assets	263,914	266,707

Investments	205,452	201,085
Property, plant and equipment-net	2,648,969	2,616,552

Regulatory assets	473,146	449,668
Employee notes - long-term	2,328	2,325
Other assets	115,655	116,971
Total other assets	591,129	568,964

Total Assets	$3,709,464	$3,653,308

Liabilities and Shareholders' Equity
Current maturities of long-term debt	$11,328	$11,456
Notes payable	243,509	186,445
Accounts payable	58,536	85,116
Other current liabilities	100,549	92,298
Total current liabilities	413,922	375,315

Deferred income taxes	479,589	466,182
Regulatory liabilities	275,425	274,204
Other liabilities	167,751	173,412
Total other liabilities	922,765	913,798

Long-term debt	1,155,290	1,156,880
Shareholders' equity	1,217,487	1,207,315

Total Liabilities & Shareholders' Equity	$3,709,464	$3,653,308

Idaho Power Company Supplemental Operating Statistics

	Three Months Ended
	3/31/08	3/31/07

Energy Use - MWh

Residential	1,588,912	1,464,276
Commercial	998,994	943,210
Industrial	850,838	871,215
Irrigation	11,061	5,226
Total General Business	3,449,805	3,283,927
Off-System Sales	517,944	964,388
Total	3,967,749	4,248,315

Revenue ($000's)

Residential	$95,242	$78,582
Commercial	44,675	36,208
Industrial	26,657	22,099
Irrigation	739	362
Total General Business	167,313	137,251
Off-System Sales	33,363	57,838
Total	$200,676	$195,089

Customers - Period End

Residential	401,228	394,942
Commercial	63,026	60,877
Industrial	121	126
Irrigation	18,148	17,872
Total	482,523	473,817